SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                               PVC Container Corp.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    693651101
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 17, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 693651101                     13D          Page 2 of 6 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 LIONHEART GROUP, INC.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                      WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION
                      DELAWARE
  NUMBER OF             7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                           609,400
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                        8         SHARED VOTING POWER

                                        -0-
                ----------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                        609,400
                ----------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                        -0-
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                       609,400
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.66%
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      14        TYPE OF REPORTING PERSON*
                         IA
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 693651101                     13D          Page 3 of 6 Pages
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         The following  constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect.

Item 3 is amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 609,400 Shares of Common Stock owned by the Reporting Person is $$3,815,476. The Shares of Common Stock owned by the Reporting Person were purchased with the working capital of the investment funds and managed accounts for whose accounts such Shares were purchased.

Item 4 is amended to add the following:

Item 4.  Purpose of Transaction

                  The Reporting Person purchased the Common Stock of the Issuer for investment purposes. The Reporting Person is generally pleased with the performance of management of the Issuer and, specifically, its recent success in significantly increasing revenues and earnings. However, it is the belief of the Reporting Person that the shares of Common Stock of the Issuer remain undervalued in the marketplace and, further, that such undervaluation is due in large part to the limited number of shares of Common Stock held by the public since the shares of Common Stock held by the Reporting Person, when coupled with
(i) the shares of Common Stock held by the Issuer's other largest shareholder, Kirtland Capital and (ii) the shares of Common Stock held by the Issuer's present Board and management, equal approximately 85% of the outstanding shares of Common Stock.

                  In that regard, the Reporting Person intends to contact the Issuer to discuss potential transactions involving the Issuer which could enhance shareholder value, including but not limited to (i) the sale of the Issuer to a third party, or (ii) a transaction whereby the Issuer shall become privately held.

                  In addition, subject to economic considerations and market conditions, the Reporting Person may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities it presently owns in the open market or in


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CUSIP No. 693651101                     13D          Page 4 of 6 Pages
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private transactions.  The Reporting Person may engage in activities intended to influence the business strategy or management of the Issuer.

                  Except as indicated above, the Reporting Person presently has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Amendment No. 2.

Item 5(a) and (c) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 7,038,705 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 1999.

                  As of the close of business on October 20, 1999, the Reporting Persons beneficially owns 609,400 Shares of Common Stock, constituting approximately 8.66% of the Shares outstanding. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.



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CUSIP No. 693651101                     13D          Page 5 of 6 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 20, 1999                   LIONHEART GROUP, INC.


                                            By: /s/ C. Duncan Soukup
                                                -------------------------------
                                                C. Duncan Soukup
                                                President



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CUSIP No. 693651101                     13D          Page 6 of 6 Pages
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                                   SCHEDULE A

                           Transactions in the Shares
                             Within the Past 60 Days




Shares of Common
      Stock                           Price                   Date of
 Purchased/Sold                     Per Share              Purchase/Sale
 --------------                     ---------              -------------
     15,000                          $6.77                    9/21/99
      5,900                          $7.05                    9/22/99
      1,000                          $6.90                    9/23/99
      2,500                          $6.90                    9/29/99
      7,800                          $6.99                    9/30/99
      6,700                          $6.88                    10/1/99
        100                          $7.13                    10/4/99
      3,500                          $6.53                    10/6/99
      4,000                          $6.56                    10/13/99
      3,000                          $6.56                    10/17/99